Mail Stop 4561

August 21, 2007

Anthony C. Dike
Chairman and Chief Executive Officer
Intercare DX, Inc.
6080 Center Drive, Suite 640
Los Angeles, CA 90045

> **Re:** **Intercare DX, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **Filed on April 17, 2006**
> **Form 10-QSB for the Quarter Ended March 31, 2007**
> **and June 30, 2007**
> **File No. 000-31281**

Dear Mr. Dike:

　　We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 3. Controls and Procedures, page 17

1.   We note in your disclosure controls and procedures discussion that you carried
out an evaluation of the effectiveness of the Company's disclosures controls and
procedures as of December 31, 2005. Pursuant to Section F of Release No. 33-
8238, the evaluation date for disclosure controls should be "as of the end of the
period" covered by the annual report which in this case is December 31, 2006.
Please revise your disclosures accordingly.

2.   Your disclosure here and in your subsequent Forms 10-QSB for the quarterly
periods ended March 31, 2007 and June 30, 2007 include a definition of
disclosure controls and procedures that is more limited than what is called for
under Rule 13a-15(e) of the Exchange act. The rule requires, among other
matters, that the disclosure controls and procedures be designed "to ensure that
information required to be disclosed by the issuer in the reports that it files or
submits under the Act is recorded, processed, summarized and reported, within
the time periods specified in the Commissions rules and forms" and to ensure that
"information required to be disclosed by an issuer in the reports that it files or
submits under the Act is accumulated and communicated to the issuer's
management …as appropriate to allow timely decisions regarding required
disclosure." Please revise your Form 10-KSB and subsequent Forms 10-QSB to
include the complete definition of disclosure controls and procedures when
discussing your evaluation of disclosure controls and procedures.

Report of Independent Registered Public Accounting Firm, page 2

3.   We note the revision to your financial statements for the year ended December
31, 2005 as well as footnote 1 on page 7 titled, "Reclassification". Tell us how
your auditors considered including a reference in their audit report to the footnote
describing the restatement. We refer you to AU 561.06.

4.   We note in your Item 4.01 8-K filed November 14, 2006 that you dismissed
Madsen and Associates CPA and appointed Chang G. Park, CPA as your new
auditor. However, we note that the financial statements included in the Form 10-
KSB for the year ended December 31, 2006 and 2005 have been audited by
Pollard-Kelley Auditing Services, Inc. Tell us when you appointed Pollard-
Kelley Auditing Services, Inc. and how you considered filing an Item 4.01 8-K to
disclose the change in your accountant from Chang G. Park, CPA to Pollard-
Kelley Auditing Services, Inc.

Statement of Operations, page 4

5.   We note that you have not included the loss per share for the year ended
        December 31, 2005. Tell us how you considered including this information on
        the face of the income statement for the year ended December 31, 2005. Refer to
        paragraph 38 of SFAS 128.

Note 17. Joint Venture, page 9

6.   We note from your disclosures that you formed a joint venture in the Middle East.
        Please advise us of all the countries in the Middle East in which you operate and
        do business.

Certification in Exhibit 31.1

7.   We note in your certification here and in your subsequent certifications included
        in your quarterly reports on Forms 10-QSB your reference to the "annual" or
        "quarterly" report in paragraphs two, three and four. In future filings, the
        certifications should be revised so as to not include the reference to the "annual"
        or "quarterly" report in these paragraphs. Tell us how you intend to comply with
        Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth
        in Item 601(b)(31) of Regulation S-B by removing such references and well as the
        entire sixth paragraph.

* * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore Senior Staff Accountant at (202) 551-3406 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief